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              F. Barry Bilson
              410-454-2963

              Media
              Mary Athridge
              212-805-6035

LEGG MASON REDUCES SIV EXPOSURE

-- Total Company and Fund SIV exposure declines by $1.7 billion, or 43%, through sale of Axon Financial --

Baltimore, MD – December 11, 2008 – Legg Mason, Inc. (NYSE:LM) today sold its total holdings in Axon Financial, reducing by $1.7 billion, or 43%, the exposure of the Company and its money market funds to securities issued by Structured Investment Vehicles and other similar conduits (SIVs).

The $1.7 billion of Axon Financial that was sold consisted of $1.36 billion held in the Company's funds and an incremental $291 million already owned by the Company. As a result of the transaction and the associated removal of Axon Financial from the Company's funds, there was a net cash outflow to the Company of $1.0 billion. Neither the funds nor their shareholders incurred a loss in this transaction.

Mark R. Fetting, the company's chairman and chief executive officer, commented, "This is a significant new step toward eliminating our total SIV exposure. With the sale of Axon, our single largest position, we are meaningfully reducing our downside risk in a persistently uncertain economic and market environment. After this transaction, Legg Mason will have available $2.0 billion in cash, after receipt of an expected tax benefit and excluding working capital of $500 million, that could be used to cover the remaining $1.4 billion of SIVs that we have supported in our money market funds or through a TRS. We continue to have the resources and the resolve to determine how we choose to eliminate our remaining SIV exposure, acting on behalf of our clients, our funds and our shareholders."

Overall, the total SIV exposure in the Company's money market funds has declined from approximately $10 billion in October 2007 to $1.4 billion currently.

The Company expects to realize approximately $400 million in carry-back tax benefit in June 2009, as well as approximately $125 million in tax loss carry-forward. After the sale, and giving effect to the tax benefit, the Company's total cash, including working capital required in its business, will be $2.5 billion.

Impact on Quarterly Earnings
Reflecting the actions announced today, as well as incremental mark-to-market charges attributable to previous money market fund support, the Company expects to incur gross charges of $1.0 billion in its quarter to date operating results ($632.5 million net of adjustments to operating expenses and taxes, or $4.48 per diluted share).

Investor Conference Call
A conference call to discuss today's announcement, hosted by Mr. Fetting, will be held at 5:15 pm E.S.T. today. The call will be open to the general public. Interested participants should access the call by dialing 866-814-8485 (or for international calls 703-639-1375) at least 10 minutes prior to the scheduled start to ensure connection. An investor presentation will be available on the web site at 4:30 pm

A replay of the live broadcast will be available on the Legg Mason website, in the Investor Relations section, or by dialing 888-266-2081 (or for international calls 703-925-2533), access Pin Number 1315862, after completion of the call. Please note that the replay will be available beginning at 8:00 p.m., E.S.T. on December 11, 2008 and ending on December 25, 2008.

About Legg Mason

Legg Mason is a global asset management firm, with $842 billion in assets under management at September 30, 2008. The Company provides active asset management in major investment centers throughout the world. Legg Mason is headquartered in Baltimore, Maryland, and its common stock is listed on the New York Stock Exchange (symbol: LM).